COMPASS PATHWAYS PLC
(the “Company”)
3rd Floor 1 Ashley Road, Altrincham
Cheshire WA14 2DT
United Kingdom

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number 12696098)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in the Company, you should hand this document and all accompanying documents, as soon as possible, to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

21 May 2021

Dear Shareholder

2021 Annual General Meeting of COMPASS Pathways plc (the “AGM” or “Meeting”)

We are pleased to provide details of the AGM of COMPASS Pathways plc (the “Company”) to be held as a physical meeting at 4.00 pm UK time (11.00 am Eastern Time) on Tuesday, 22 June 2021 at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY. The formal notice of AGM set out in this document (the “Notice of AGM”) at pages 5 to 7 contains the shareholder resolutions to be proposed and voted on at the AGM.

Impact of COVID-19
In light of the Covid-19 pandemic and the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings, the arrangements and format of the AGM have been altered this year in order to protect the health and wellbeing of shareholders and other attendees.

Accordingly, the Company will make arrangements such that the legal requirements to hold the AGM can be satisfied through the attendance of the minimum number of people required to form quorum. It is with regret that shareholders are requested not to attend the Meeting.
For the purposes of the AGM, a quorate meeting will be formed by one or more qualifying persons present at a meeting and between them holding at least 33 ⅓ percent in number of the issued shares.    A “qualifying person” is an individual who is a member, a person authorised to act as the representative of a member (being a corporation) in relation to the meeting, or a person appointed as proxy of a member in relation to the meeting.
This means that, as things currently stand, shareholders are not allowed to attend the AGM in person and all shareholders should appoint a proxy to ensure that the AGM is quorate and to vote on the proposed resolutions. If the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings are continuing at the time of the AGM, any shareholder seeking to attend the AGM in person will be refused entry. We strongly encourage you to vote by proxy as described below so that your vote can be counted. Any shareholder that chooses to attend the AGM in person will be refused entry.

The situation with respect to COVID-19 is constantly evolving and we are actively monitoring the situation as part of our effort to maintain a healthy and safe environment at the AGM. If the arrangements for our AGM need to change materially, we will announce details of any updates or changes on our website at www.compasspathways.com.

Shareholder engagement
We appreciate that the AGM is your opportunity to receive an update on the Company and ask questions of the board of directors (the “Board”). To support engagement with our shareholders in these exceptional circumstances, it is our intention to live stream the meeting by webcast and to enable questions relating to the AGM resolutions to be submitted in advance of the meeting.

The webcasting arrangements will allow shareholders to hear from the Company and follow the business of the AGM on their computer, tablet or smart phone from their location of choice, although this will not constitute formal attendance at the meeting. You will be able to access the AGM using the following online platform: https://edge.media-server.com/mmc/p/ij6wy994.

The proposed running order of the meeting is set out below:
16:00 – 16:05 Welcome and open meeting
16:05 – 16:45 Presentation by the Chief Executive Officer
16:45 – 17:30 Q&A
17:30 Close of meeting

Shareholder questions
Shareholders are invited to submit their questions in advance by sending an email to AGM@compasspathways.com by 4:00 pm UK time (11:00 am Eastern Time) on Tuesday, 15 June 2021.

We would like to respond to as many shareholders’ questions as possible and therefore we will answer questions during the meeting in a way that aims to best recognise the interests of all shareholders. To assist with this, we ask that you help us to facilitate access from as many shareholders as possible by limiting the number of questions and keeping your questions succinct, focused on and relevant to the business of the meeting. In the interests of transparency for all shareholders, responses to questions not able to be addressed during the meeting will be available on our website as soon as practicable following the AGM.

Voting
We are holding our AGM as a physical meeting and are therefore unable to offer shareholders online voting facilities during the AGM. It is important that shareholders do still cast their votes in respect of the business of the AGM. We encourage all shareholders to complete and return a proxy form appointing the Chairman of the meeting, as proxy. This will ensure that your vote will be counted irrespective of any attendance restrictions. Further information on how to appoint a proxy is detailed on pages 9 to 10 of this Notice of AGM. In order to allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all resolutions proposed in this Notice of AGM. The results of the voting will be posted on the Company’s website as soon as practicable after the meeting.
Action to be taken
Ordinary Shareholders
If you are a holder of ordinary shares in the Company, please vote on the resolutions by appointing a proxy in accordance with the instructions set out at pages 9 to 10 of this Notice of AGM. A form of proxy for use by ordinary shareholders at the AGM is enclosed.
You are encouraged to appoint the Chairman of the AGM as your proxy. If you appoint any other person other than the Chairman of the AGM as your proxy, that person may not be allowed to attend the AGM.
You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registrars, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, United Kingdom, B62 8HD as soon as possible, but in any event no later than 4:00 pm (UK time) (11:00 am Eastern Time) on Friday, 18 June 2021. CREST members who wish to appoint a proxy or give an instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.
If at any point you require guidance, please contact Neville Registrars Limited, by telephone at +44 (0) 121 585 1131, or by email at info@nevilleregistrars.co.uk.

ADS Holders
If you are a holder of ADS in the Company, please vote on the resolutions in accordance with the instructions set out at page 8 of this Notice of AGM. A form of proxy for use by ADS holders will be sent to the brokerage firm, bank or nominee through which you hold your ADS.
Recommendation
You will find on pages 5 to 7 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Board consider that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Board unanimously recommend that shareholders vote in favour of the resolutions.

Thank you for your ongoing support of COMPASS Pathways.
Yours sincerely

George Goldsmith
Chairman

EXPLANATORY NOTES TO THE BUSINESS OF THE AGM
Resolutions 1 to 8 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of each resolution.
ORDINARY BUSINESS
Resolutions 1, 2, and 3: Re-election of directors
The directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the directors of the Company in Class I are required by the Articles of Association to retire and offer themselves for re-election at the forthcoming AGM. At the second and third annual general meetings following the Company’s IPO in September 2020, the directors of the Company in Class II and Class III, respectively, shall retire from office and be eligible for re-appointment.
In accordance with this requirement David Norton and Ekaterina Malievskaia retire and offer themselves for re-election as directors.
Wayne Riley was appointed to the board of directors with effect from 31 March 2021 and has been designated as a Class I director. In accordance with the Articles of Association, Wayne retires and offers himself for re-election as a director.
Resolution 1
David Norton
Non-Executive Director
David Norton has served as a member of our board of directors since May 2018. Until his retirement in September 2011, Mr. Norton was Company Group Chairman, Global Pharmaceuticals for Johnson & Johnson, a public healthcare company. Mr. Norton began his Johnson & Johnson career in 1979 and held a number of positions at the company, including Company Group Chairman, Worldwide Commercial and Operations for the CNS, Internal Medicine franchise from 2006 to 2009, Company Group Chairman for the pharmaceutical businesses in Europe, the Middle East and Africa from 2004 to 2006, and Company Group Chairman for the pharmaceutical businesses in North America from 2003 to 2004. Mr. Norton currently serves on the board of directors of Mallinckrodt, PLC and Forepont Capital, LLC. Mr. Norton is a graduate of Control Data Institute, Australia and the College of Distributive Trades, United Kingdom.

Resolution 2
Ekaterina Malievskaia
Executive Director
Ekaterina Malievskaia MD has served as our Chief Innovation Officer since January 2020 and as a member of our board of directors since 2017. Prior to her role as our Chief Innovation Officer, Dr Malievskaia served as our Head of Research and Development from January 2019 to January 2020 and as our Chief Medical Officer from June 2017 to 2019. Dr Malievskaia served as a clinical faculty at Mount Sinai School of Medicine and as a research professor in Public Health at the City University of New York. Prior to these roles, Dr Malievskaia worked in clinical, academic and public health from 1999 until co-founding COMPASS. Dr Malievskaia received her Doctor of Medicine from St Petersburg Medical Academy in Russia.

Resolution 3
Wayne Riley
Non-Executive Director

Wayne J Riley, MD, MPH, MBA is a distinguished physician executive currently serving as the President of the State University of New York (SUNY) Downstate Health Sciences University, Brooklyn, NY, USA where he holds tenured professorships in internal medicine, and health policy and management. Dr Riley’s broad range of experience encompasses clinical and academic medicine, research programme oversight, biotechnology, primary care, public health, health care management and policy, health care quality, academic health science centre administration, and government service. He is an elected member of the US National Academy of Medicine, a Commissioner of the US Medicare Payment Advisory Commission, Chair of the Board of the New York Academy of Medicine, President of the Society of Medical Administrators - an organisation of leading North American physician executives, and a President Emeritus of the American College of Physicians. Dr Riley is a member of the Board of Directors of HCA Healthcare Inc, a learning health system comprising 180 hospitals and more than 2,000 sites of care in the US and in the UK where he serves as Chair of the Patient Safety & Quality Committee and a member of the Audit & Compliance and Nominating & Corporate Governance Committees. He previously served as a Director of Vertex Pharmaceuticals Inc. He holds a BA from Yale University, MPH from the Tulane University School of Public Health and Tropical Medicine, MD from the Morehouse School of Medicine, and MBA from Rice University.
The Board of Directors recommend a vote for the approval of Resolutions 1, 2 and 3.
Resolutions 4 and 5: Appointment of auditors and determination of auditors’ remuneration
At each meeting at which the accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. PricewaterhouseCoopers LLP has indicated its willingness to act as the Company’s auditors. Accordingly, Resolution 4 is an ordinary resolution to re-appoint PricewaterhouseCoopers LLP, an English registered limited liability partnership, as the Company’s statutory auditor in the UK to serve until the next AGM of the Company.
Resolution 5 is an ordinary resolution giving the Audit and Risk Committee authority to determine the auditors’ remuneration for the fiscal years ending 31 December 2020 and 31 December 2021.
The Board of Directors recommend a vote for the approval of Resolutions 4 and 5.

Resolution 6: Approval of the reports and accounts
The Companies Act 2006 (the “CA 2006”) requires the directors of a public company to lay before the company in general meeting copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the company in respect of each financial year. These are all contained in the Annual Report for 2020. In accordance with best practice, the Company proposes an ordinary resolution to receive, consider and adopt the 2020 Annual Report.
The 2020 Annual Report may be found in the “Investor resources” section of the Company website at https://compasspathways.com.
The Board of Directors recommend a vote for the approval of Resolution 6.

Resolution 7: UK statutory directors’ annual report on remuneration
The CA 2006 requires that the annual report on directors’ remuneration, contained within the Annual Report, be subject to an annual advisory vote so that shareholders vote, by ordinary resolution, to approve directors’ remuneration in the relevant financial year and how the remuneration policy will be implemented in the following financial year.
The full text of the Company’s remuneration report is contained in the 2020 Annual Report and sets out the Company’s policy towards, and gives details of, Directors’ remuneration and other relevant information.
This vote is advisory and non-binding. Although non-binding, our Board and Compensation and Leadership Development Committee (“CLDC”) will review and consider the voting results when making future decisions regarding our director remuneration program. Following the upcoming AGM, and as required under English law, the directors’ annual report on remuneration will be delivered to the UK Registrar of Companies.
The Board of Directors recommend a vote for the approval of Resolution 7.

Resolution 8: Directors’ Remuneration Policy
In accordance with the requirements of the CA 2006, as a UK resident company listed on Nasdaq (a recognised stock exchange), the Company is required to establish a Directors’ Remuneration Policy, containing a framework of limits within which the CLDC is authorised by shareholders to operate. The approved pay policy has to be annually disclosed within the remuneration report contained within the Annual Report and this policy is required to be approved by shareholders at the first Annual General Meeting following the company being admitted to a recognised stock exchange, by the passing of an ordinary resolution at the Annual General Meeting.
Given that the forthcoming AGM is the first following the Company’s initial public offering and Nasdaq listing in September 2020, the Company is seeking shareholder approval in respect of the proposed Directors’ Remuneration Policy, which sets out the Company’s forward-looking policy on Directors’ remuneration.
Further details of the proposed new Directors’ Remuneration Policy are set out in the 2020 Annual Report.

The Board of Directors recommend a vote for the approval of Resolution 8.

SHAREHOLDER NOTES
VOTING – ADS Holders
You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your brokerage firm, bank or nominee is registered as a holder of ADSs in the ADS register maintained by Citibank, N.A. at 5:00 pm Eastern Standard Time on Tuesday, 18 May 2021 (the record date for ADS holders).
If you hold ADSs through a brokerage firm, bank or nominee on Tuesday, 18 May 2021, the materials for ADS holders, including the ADS proxy card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions.
Please note that ADS proxy cards submitted by ADS holders must be received by Citibank, N.A. no later than 10:00 am Eastern Standard Time on Wednesday, 16 June 2021.
Citibank, N.A. will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.
Contacts for ADS holders
If you have queries about how you can deliver voting instructions, please contact Citibank, N.A.—ADR Shareholder Services at tel: +1-877-248-4237 (toll free within the United States) or +1-781-575-4555 (for international callers) or by email: citibank@shareholders-online.com or at Citibank, N.A. — Shareholder Services, P.O. Box 505050, Louisville, KY 40233-9724.

VOTING – Ordinary Shareholders
When is your voting entitlement fixed?
In order for your vote to be cast at the AGM you must be a registered holder of ordinary shares as recorded in the Company’s register of members at 6:00 pm (UK time) on Friday, 18 June 2021. Your voting entitlement will depend on the number of shares you hold at that time.
The holders of ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote.
If you can’t attend but want to vote – what can you do?
If you are a holder of ordinary shares in the Company, we strongly recommend that you to vote on the resolutions by appointing a proxy. This is in accordance with the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings. You are encouraged to appoint the Chairman of the AGM as your proxy. If you appoint any person other than the Chairman of the AGM as your proxy, that person may not be allowed to attend the AGM.
You can appoint a proxy and submit voting instructions either (i) via CREST (see below) or (ii) by completing and returning the paper proxy card (a form of which is enclosed with the Notice of AGM). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialed.
If you own shares jointly, any one shareholder may sign the proxy card. If more than one joint holder submits a card, the last instruction given will prevail.
By when do you have to submit your vote?
You are advised to complete and return the form of proxy in accordance with the instructions printed on it and so as to arrive at the Company’s registrar, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, United Kingdom, B62 8HD as soon as possible but in any event by no later than 4:00 pm London time (11:00 am Eastern Time) on Friday, 18 June 2021.
If you already voted but have changed your mind – can you change your vote?
You can submit a new instruction at any time before the time and date above. If you wish to amend a paper instruction, you must do so in writing and sign your new instruction.
The voting instruction received last will be the one that is followed.
If you hold shares on behalf of several others – can you vote part of the holding separately?
You can appoint more than one proxy using a paper form provided it is in relation to different shares.
Corporate shareholders may either appoint one or more proxies using the paper form or via CREST, or alternatively appoint one or more corporate representatives in relation to different shares.
You are a CREST member – can you use the CREST system to vote?
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST).
CREST ID: 7RA11

CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
You have a power of attorney from a shareholder – how can you vote?
You can vote using the paper proxy card only. You must ensure that the valid power of attorney and the proxy card have been deposited with the Registrar by 4:00 pm London time (11:00 am Eastern Time) on Friday, 18 June 2021.

OTHER INFORMATION
A copy of this Notice of AGM and other information required by section 311A of the UK Companies Act 2006 (the “Act”) can be found at https://compasspathways.com, including the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 9 March, 2021, the 2020 UK Annual Report and the form of proxy (all available in the Investors section of the website).
Information rights
Under the Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company.
The rights of indirect investors who have been nominated to receive communications from the Company in accordance with Section 146 of the Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.
If you have been so nominated to receive general shareholder communications direct from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.
Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Act and writes to you directly for a response.
Statements related to the audit
Members satisfying the thresholds in section 527 of the Act can require the Company to publish a statement on its website setting out any matter relating to:
a.the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; and
b.any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the members propose to raise at the meeting.
The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The company must forward a copy of the statement to the auditors when it publishes the statement on the website. The business which may be dealt with at the meeting includes any such statement that the company has been required to publish on its website.
Shareholder requisition rights
Members satisfying the thresholds in sections 338 and 338A of the Act can require the Company:
a.to give, to members of the Company entitled to receive notice of the annual general meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

b.to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.
Total voting rights and share capital
As at 18 May 2021 (the latest practicable date before the publication of this Notice of AGM), the issued share capital of the Company was 41,006,873 Ordinary Shares.

COMPASS PATHWAYS PLC
(the “Company”)
(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number 12696098)

Notice of Annual General Meeting for 2021
Notice is hereby given that the 2021 Annual General Meeting (“AGM”) of the Company will be held at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY on Tuesday, 22 June 2021 at 4:00 pm UK time (11:00 am Eastern Time) to transact the following business:
ORDINARY RESOLUTIONS
To consider and, if thought fit, pass Resolutions 1 to 8 inclusive which will be proposed as ordinary resolutions:
1.To re-elect as a director, David Norton, who retires by rotation in accordance with the Articles of Association.

2.To re-elect as a director, Ekaterina Malievskaia, who retires by rotation in accordance with the Articles of Association.

3.To re-elect as a director, Wayne Riley, who retires by rotation in accordance with the Articles of Association.

4.To re-appoint PricewaterhouseCoopers LLP, an English registered limited liability partnership, as UK statutory auditors of the Company, to hold office until the conclusion of the next annual general meeting of shareholders.

5.To authorise the Audit and Risk Committee to determine our auditors’ remuneration for the fiscal years ending 31 December 2020 and 31 December 2021.

6.To receive the UK statutory annual accounts and reports for the fiscal year ended 31 December 2020 and to note that the Directors do not recommend the payment of any dividend for the year ended 31 December 2020.

7.To receive and approve on an advisory basis our UK statutory directors’ remuneration report for the year ended 31 December 2020, which is set forth at pages 29 to 32 of the 2020 Annual Report.

8.To approve the Directors’ Remuneration Policy on pages 33 to 57 of the 2020 Annual Report, which will take effect immediately after the Annual General Meeting of the Company on 22 June 2021.

By order of the Board
George Goldsmith
Chairman
21 May 2021
Registered Office: 3rd Floor 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom

Notice of Meeting Further Notes
1.The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), specifies that only those members registered in the Register of Members of the Company at 6:00 pm (UK time) on 18 June 2021 (or if the Meeting is adjourned, members entered on the Register of Members of the Company not later than 6:00 pm (UK time) on the date which is two working days before the date of the adjourned Meeting) shall be entitled to attend, speak and vote at the Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the Register of Members of the Company after this time shall be disregarded in determining the rights of any person to attend, speak or vote at the Meeting.
2.A member entitled to attend, speak and vote at the Meeting is entitled to appoint a proxy to exercise all or any of his/her rights to attend, speak and to vote instead of him/her. A proxy need not be a member of the Company but must attend the Meeting in person. If a member wishes his/her proxy to speak on his/her behalf at the Meeting he/she will need to appoint his/her own choice of proxy (not the Chairman) and give his/her instructions directly to them. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Meeting in person, the proxy appointment will automatically be terminated.
3.A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write "the Chairman of the Meeting".
4.A form of proxy is enclosed and details of how to appoint and direct a proxy to vote on each resolution are set out in the notes to the form of proxy. To be valid the form of proxy must be completed and signed, and lodged with the Registrars of the Company, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, United Kingdom, B62 8HD no later than 4:00 pm (UK time) on 18 June 2021 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a Company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the Company or an attorney for the Company. You can only appoint a proxy using the procedures set out in these notes and the notes to the form of proxy.
5.In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.
6.Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.
7.CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID: 7RA11) no later than 48 hours (excluding non-working days) before the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
8.A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution, and if no voting indication is given, a proxy may vote or abstain from voting at his/her discretion. A proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.
9.    In order to revoke a proxy instruction a member will need to send a signed hard copy notice clearly stating your intention to revoke a proxy appointment to Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, United Kingdom, B62 8HD together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member, which is a company, the notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.
11.    In light of the Covid-19 pandemic and the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings, other than the presence of those persons to be arranged by the Company at the AGM and notwithstanding the foregoing Notes, members may not be allowed to attend the Meeting in person. Members’ attention is drawn to the letter from the Chairman of the Company dated 21 May 2021.
12.    Except as provided above, members who have general queries about the Annual General Meeting should write to the Company Secretary, Ben Harber, at the address of our registered office or by email on: Ben.Harber@shma.co.uk. You may not use any electronic address provided either in this notice of Annual General Meeting or any related documents (including the annual report and accounts and proxy form) to communicate with the Company for any purposes other than those expressly stated.